United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐ .)

Vale informs on a press release

Rio de Janeiro, September 3rd - Vale SA (“Vale” or the “Company”) informs, pursuant to the Securities and Exchange Commission of Brazil (CVM) Instruction No. 358/2002, as subsequently amended, that it became aware, through a press release, of the filing of a public civil action by the Federal Prosecution Office, with a request for judicial intervention at the Company to ensure the safety of dams. The Company was not summoned for the fact and will present its statement in the proceeding, in a timely basis.

Vale clarifies that the current management practices of its mining structures reflect the best global references in the sector. In line with the continuous improvement of these practices, as it develops in the market, Vale has implemented changes over the past 18 months to further strengthen the safety of its operational processes and the management of its geotechnical structures. Among the measures adopted in this period, the Company highlights:

▪	Creation of three Independent Committees for Extraordinary Assessment of the Board of Directors, for Support and Reparation, for Investigation and for Dam Safety, the latter of which will be maintained until 2021.

▪	Anticipation of the plan to de-characterize the upstream structures, one of the main milestones to reduce the Company's risk level.

▪	Creation of the Engineer of Record (EoR) role, external companies responsible for carrying out the regular safety inspection of the company's dams and monthly technical reports, in line with the recommendations of the Mining Association of Canada (MAC), by Canadian Dam Association (CDA) and the Independent Committees for Extraordinary Assessment of Investigation.

▪	Construction of new containment structures, downstream the upstream dams, already completed for the Sul Superior dam and under completion for B3/B4 dam.

▪	New technical assessment of the history and current conditions of all its dams.

▪	Significant increase in its investments in dam management and implementation of a new Tailings Management System, which is highly adherent to the new international standards of the International Council on Mining and Metals (ICMM).

▪	Approval of a new Risk Management Policy and creation of five Executive Committees focused on the theme, one specifically for geotechnical risks.

▪	Reinforcement of the lines of defense, with emphasis on the second line, through the creation of the Executive Office for Safety and Operational Excellence, in June 2019, which outlined its work plan for the next two years and is conducting a global risk assessment of the Company.

▪	Installation of the Audit Committee and the Compliance Office to reinforce the governance for risk and control.

▪	Celebration of 14 Terms of Commitment with the MPMG with actions focused on dam safety and hiring of external auditors for its geotechnical structures in behalf of the MPMG.

Vale remains firm in its purposes of integrally repairing damage caused by the dam rupture in Brumadinho and ensuring the safety of our people and assets. The Company will continue to collaborate with the Public Prosecutors to all ongoing investigations.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 3, 2020		Director of Investor Relations